October 5, 2018

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Heather Percival

Re:	SMART Global Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-3
Registration No. 333-227451
Request for Acceleration

Dear Ms. Percival:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-227451) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 9, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SMART Global Holdings, Inc.

By:	/s/ Jack Pacheco
Name: Jack Pacheco
Title: Executive Vice President, Chief Operating and Financial Officer